601 Lexington Avenue
New York, New York  10022

Yi (Claire) Sheng, Esq. To Call Writer Directly: 212 446-4794 claire.sheng@kirkland.com	212 446-4800 www.kirkland.com	Facsimile: 212 446-4900

September 27, 2012

VIA HAND DELIVERY

Securities and Exchange Commission Division of Corporation Finance Attention: Mara L. Ransom Assistant Director
100 F Street, N.E. Washington, D.C. 20549-3628

Re:                               NRG Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 18, 2012
File No. 333-183334

Dear Ms. Ransom:

Our client, NRG Energy, Inc. (“NRG”), has furnished copies of certain complaints in response to the letter dated September 26, 2012 from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission to Mr. David Crane, President and Chief Executive Officer of NRG, with respect to Amendment No. 1 to NRG’s Registration Statement on Form S-4 (File No. 333-183334) filed on September 18, 2012.

In addition to the complaints furnished by our client in response to the Staff’s comment letter, enclosed please find a copy of the Amended Petition for Breach of Fiduciary Duty filed by the plaintiffs in the lawsuit Akel, et al. v. GenOn Energy, Inc., et al., Consolidated Case No. 2012-4209, which also contains allegations of misleading disclosure in the preliminary joint proxy statement/prospectus.

Please do not hesitate to contact the undersigned at the number above if you have any questions regarding the enclosed document or related matters.

Sincerely,

/s/Yi (Claire) Sheng

cc:	Securities and Exchange Commission
Charles Lee
Catherine T. Brown

Brian Curci
NRG Energy, Inc.

Thomas W. Christopher
Gerald T. Nowak, P.C.
Kirkland & Ellis LLP

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Washington, D.C.

Filed 12 September 6 P3:24 Chris Daniel - District Clerk Harris County ED101J017064335 By: corey hale

Cause No. 2012-42090

(Consolidated)

CHRISTOPHER AKEL, et al., Individually	§	IN THE DISTRICT COURT OF
and on Behalf of All Others Similarly Situated,	§
§
Plaintiffs,	§	HARRIS COUNTY, TEXAS
§
vs.	§
	§	189TH JUDICIAL DISTRICT
GENON ENERGY INC., et al.,	§
§
Defendants.	§
§

PLAINTIFFS’ MOTION FOR LIMITED EXPEDITED DISCOVERY

-i-

TABLE OF AUTHORITIES

Page

CASES

Arista Records LLC v. Does 1-9,
No. 07-cv-00628-EWN-MEH,
2007 WL 1059049 (D. Colo. Apr. 4, 2007)	11

Aubin v. Territorial Mortg. Co.,
640 S.W.2d 737
(Tex. App. — Houston [14th Dist.] 1982, no writ)	2, 8

County of York Emps. Ret. Plan v. Merrill Lynch & Co.,
No. 4066-VCN, 2008 WL 4824053
(Del. Ch. Oct. 28, 2008)	10

City P’ship Co. v. Atl. Acquisition Ltd. P’ship,
100 F.3d 1041 (1st Cir. 1996)	9

Evmar Oil Corp. v. Getty Oil Co.,
No. 76-4039-MML, 1978 U.S. Dist. LEXIS 18957
(C.D. Cal. Mar. 17, 1978)	8

First Transcable Corp. v. Avalon Pictures, Inc.,
184 A.D.2d 254 (N.Y. App. Div. 1992)	11

Geddes v. Zeiderman,
228 A.D.2d 393 (N.Y. App. Div. 1996)	10

Grimes v. Vitalink Commc’ns Corp.,
17 F.3d 1553 (3d Cir. 1994)	9

Haber Oil Co. v. Stanley Swabbing & Well Serv., Inc.,
741 S.W.2d 611
(Tex. App. — Beaumont 1987, no writ)	8

Hlavinka v. Griffin,
721 S.W.2d 521
(Tex. App. — Corpus Christi 1986, no writ)	8

Horizon Corp. v. Anselmi,
483 F. Supp. 653 (D.D.C. 1980)	9

In re Colonial Pipeline Co.,
968 S.W.2d 938 (Tex. 1998)	8

-ii-

Page

In re Crown Castle Int’l Corp.,
247 S.W.3d 349
(Tex. App. — Houston [14th Dist.] 2008, pet. granted)	10

In re Exmark Mfg. Co., Inc.,
299 S.W.3d 519
(Tex. App. — Corpus Christi 2009, no writ)	8

Luxenberg v. Marshall,
835 S.W.2d 136
(Tex. App. — Dallas 1992, no writ)	8

Mesa Petroleum Co. v. Aztec Oil & Gas Co.,
406 F. Supp. 910 (N.D. Tex. 1976)	2, 8

Moravek v. FNB Bancorp, Inc.,
No. 86 C 4571, 1986 U.S. Dist. LEXIS 23188
(N.D. Ill. July 3, 1986)	9

Police & Fire Ret. Sys. of the City of Detroit v. Bernal,
No. 4663-CC, 2009 WL 1873144
(Del. Ch. June 26, 2009)	10

Ronson Corp. v. Liquifin Aktiengesellschaft,
483 F.2d 846 (3d Cir. 1973)	9

Semitool, Inc. v. Tokyo Electron Am.,
208 F.R.D. 273 (N.D. Cal. 2002)	11

Sylmark Holdings Ltd. v. Silicone Zone Int’l Ltd.,
783 N.Y.S.2d 758 (2004)	10

UMG Recordings, Inc. v. Doe,
No. C 08-1193 SBA, 2008 WL 4104214
(N.D. Cal. Sept. 3, 2008)	11

RULES

Texas Rules of Civil Procedure
Rule 191.1	1, 8

-iii-

Plaintiffs Christopher Akel, James P. Hoffman, Gregory P. Gualtieri, Neal Edmond Lang and Charles Preda (“plaintiffs”), through their undersigned counsel, hereby move this Court pursuant to Rule 191.1 of the Texas Rules of Civil Procedure for an order compelling limited expedited discovery (the “Motion”).

I.              INTRODUCTION

Expedited discovery is necessary to protect the interests of the public shareholders of GenOn Energy, Inc. (“GenOn” or the “Company”). This action challenges the proposed sale of GenOn to certain affiliates of NRG Energy, Inc. (individually or collectively, “NRG”) for $2.20 per share in NRG stock, based on NRG’s closing price as of July 20, 2012, pursuant to an unfair process and for an unfair price (the “Proposed Acquisition”). Instead of working to maximize shareholder value as required, defendants: (1) agreed to sell the Company to further their own personal interests at a price that does not adequately value the Company and its prospects(1); (2) ignored and failed to address several conflicts of interests that infected the process leading to the Proposed Acquisition, including allowing conflicted management to conduct the negotiations with NRG and hiring a financial advisor conflicted by its substantial prior and ongoing business relationship with NRG; (3) dealt only with NRG and did not conduct any process to solicit potential acquirors of GenOn or otherwise conduct a market check of interest in GenOn; (4) implemented and/or maintained preclusive deal protection devices to ensure the sale of the Company to NRG. Additionally, defendants fail to provide GenOn shareholders with material information about the Proposed Acquisition necessary for shareholders to

(1)           The named defendants in the Action are: GenOn, members of GenOn’s Board of Directors, which include Edward R. Muller, Spencer Abraham, Terry G. Dallas, Thomas H. Johnson, Steven L. Miller, Elizabeth A. Moler, Robert C. Murray, Laree E. Perez, Evan J. Silverstein and William L. Thacker (collectively, the “Board” of the “Individual Defendants”), NRG, and NRG’s wholly-owned subsidiary Plus Merger Corporation.

determine how to vote on the Proposed Acquisition.  Plaintiffs intend to move the Court for injunctive relief that enjoins defendants from holding the shareholder vote on the Proposed Acquisition until defendants cure the defects in the sales process and provide shareholders with all material information concerning the Proposed Acquisition.

To that end, Plaintiffs request expedited discovery so that they may provide the Court with as complete an evidentiary record in support of their forthcoming motion for preliminary injunction. Time is of the essence because defendants are moving quickly to consummate the Proposed Acquisition. Recently Defendants filed a preliminary joint proxy statement/prospectus on Form S-4 (the “S-4”) with the Securities and Exchange Commission (“SEC”) and in the Merger Agreement (attached as Annex A to the S-4) at §6.6(d) they state that the shareholder vote on the Proposed Acquisition will be held as soon as practicable after the S-4 is declared effective by the SEC.

Plaintiffs must be afforded sufficient time to conduct essential discovery and file their motion for temporary injunction before the shareholder vote is held.  Plaintiffs cannot obtain the discovery regarding the transaction from any other source, as the information they seek is within the sole possession of defendants. By producing expedited discovery, defendants will not be prejudiced as the discovery requests are narrowly tailored in scope and time, should already be compiled for the most part by defendants as they are typical of the requests made in these types of cases as well as for use in merger-related filings with the SEC, and would have to be produced by defendants at some point in the litigation anyway.  Given these time constraints, plaintiffs respectfully request that the Court order limited expedited discovery in this Action. See, e.g., Mesa Petroleum Co. v. Aztec Oil & Gas Co., 406 F. Supp. 910, 917 (N.D. Tex. 1976) (expedited discovery appropriate in case concerning a corporate acquisition offer); Aubin v. Territorial Mortg. Co., 640 S.W.2d 737, 739 (Tex. App. — Houston [14th Dist.] 1982, no writ) (expedited discovery appropriate in preparation for an injunction hearing).

II.            BACKGROUND

This shareholder class action stems from the July 22, 2012 announcement by GenOn and NRG that they had entered into a definitive agreement (“Merger Agreement”) under which NRG will acquire all of the outstanding shares of GenOn.  ¶¶5, 44-45.(2) Pursuant to the Merger Agreement, GenOn shareholders will receive for $2.20 per GenOn share in NRG stock, based on NRG’s closing price as of July 20, 2012. ¶45. Plaintiffs alleges that defendants, in violation of their fiduciary duties to GenOn shareholders, or by aiding and abetting such violations, did not run a sales process calculated to maximize shareholder value and instead used the sales negotiations to further their own personal interests. ¶¶1, 6, 47.

GenOn is one of the largest competitive generators of wholesale electricity in the United States, with power generation facilities located in key regions of the country and a generation portfolio of approximately 22,000 megawatts. GenOn’s portfolio of power generation facilities includes baseload, intermediate and peaking units using coal, natural gas and oil to generate electricity. ¶42.

The process leading to the Proposed Acquisition was conflicted and deeply flawed. GenOn shareholders will own just 29% of the combined company, and thus control of GenOn and the GenOn shareholder’s fate is changing hands. For that reason, this is the last opportunity that they will have to maximize the value of their GenOn investment, imposing a duty on the Board to so maximize shareholder value in the Proposed Acquisition. ¶46. The Board, however, did nothing of the sort.

Instead, the Board allowed management — conflicted by the lure of continuing employment with NRG — to conduct the negotiations with NRG, and management made sure that their interests were secured before agreeing to the Proposed Acquisition.  The Board itself was conflicted by the

(2)           All “¶” and “¶¶” references are to paragraphs in Plaintiffs’ Amended Petition for Breach of Fiduciary Duty (the “Petition”) filed concurrently herewith.

prospect of continuing board seats with NRG.  As reported in the press release announcing the Proposed Acquisition, GenOn’s senior management team have committed to senior roles within the new organization after the acquisition is complete. In addition, four current GenOn Board members will join the board of the combined company; defendant Muller will be named the NRG Board Vice Chairman.  ¶¶47, 49-50.

And the financial advisor retained by the Board, J.P. Morgan Securities, LLC (“J.P. Morgan”), provided the Board with its opinion that the Proposed Acquisition was fair from a financial perspective. J.P. Morgan, however, was conflicted not only by its wholly contingent $15 million success fee, but also by the amount of work it had previously done for and fees received from NRG.  Accordingly, J.P. Morgan’s work was tainted by these fees, and the prospects for continued work and more multi-million dollar fees from NRG if the Proposed Acquisition closes.  ¶48.

As a result of the multiple conflicts that infected the Board’s consideration of the Proposed Acquisition, the process to sell GenOn was unfair. In fact there was no process to shop GenOn, as NRG was granted de facto exclusivity from the beginning.  No other potential acquirors were considered or even consulted, and as a result GenOn’s shareholders will receive an unfair price for their shares in this transaction, and will not receive anything for the substantial synergies NRG will enjoy from the Proposed Acquisition (estimated to be as much as 67% of the total deal price). The Board conducted no pre- or post-signing check of market interest in a potential acquisition of GenOn, or to otherwise validate the price or form of consideration being offered by NRG.  ¶49.

The only time a non-executive Board member got involved in the process was when NRG wanted to discuss the composition of the board of the combined company and the possibility that GenOn Board members, including defendant Muller, would serve on the combined company board.

This took place just a week after the parties first shared their respective views on valuation on June 19, 2012 (and before exchange ratios or price per share values were considered). Before an agreement was reached on the exchange ratio or how it would be calculated, the parties agreed on July 11, 2012 that four members of the combined company’s 16-member board would be current GenOn Board members. Furthermore, the parties agreed that the specific GenOn Board members who would join the combined company board would not be identified until after the execution of the Merger Agreement, thereby conflicting all of the GenOn Board. ¶50.

Two days after this agreement, the method of calculating the exchange ratio, and thus the price per GenOn share value that GenOn shareholders would receive in the Proposed Acquisition, was determined and agreed to in a phone between Muller and Crane. Seven days later the parties executed the Merger Agreement. ¶51.

As a result of the unfair process, the Proposed Acquisition price of $2.20 per share is also unfair, as the Board failed to obtain maximum value and adequately compensate shareholders. The purchase price is well below GenOn’s reported book value of $6.59 per share for the most recent quarter. GenOn’s shares have traded at an average price of $2.43 over the preceding 52-week period, and at least one analyst has set a target price for GenOn stock of $4.50 per share. Moreover, as noted above, GenOn shareholders will only own 29% of the combined company. ¶52.

While GenOn shareholders are losing their equity interests in GenOn for an unfair price, NRG is receiving substantial benefits from the Proposed Acquisition at a bargain basement price. NRG’s stock purchase of GenOn will create the largest U.S. independent electricity generator with the market strength to withstand slumping power prices and capitalize on an eventual rebound. By combining operations that will span the U.S. with about 47,000 megawatts of generation, the companies will be able to increase the size and scale of their operations while reducing costs, leaving them better positioned for an expected rebound in prices. The merger “‘allows us to grow the business without equal in the industry,’” NRG’s Crane said during a conference call with analysts. Starting in 2014, the companies said they expect to add $300 million annually to free cash flow from cost savings, reduced interest expense and other efficiencies. As one analyst observed “‘Another great acquisition for NRG with announced synergy value paying for 67% of deal equity cost.’” ¶53.

Furthermore, the terms of the Proposed Acquisition were designed to ensure the sale of GenOn to one buyer, and one buyer only — NRG — on terms preferential to NRG, and to subvert the interests of plaintiffs and the other public stockholders of GenOn. The Board breached its fiduciary duties by agreeing to preclusive deal protection devices in connection with the Merger Agreement the Company entered into with NRG. These provisions, which collectively preclude any competing offers for the Company, include: (i) a no-solicitation provision that precludes the Company from providing confidential Company information to, or even communicating with, potential competing bidders except under extremely limited circumstances; (ii) a matching rights provision that allows NRG to match any competing superior proposal; and (iii) a termination fee provision which obligates the Company to pay NRG a $60 million termination fee in the event the Proposed Acquisition is terminated in favor of a superior proposal. ¶54.

Defendants have further breached their fiduciary duties in connection with the Proposed Acquisition by filing with the SEC, on August 16, 2012, the S-4 that fails to make all material disclosures and contains materially misleading statements about the Proposed Transaction. Defendants’ breaches prevent shareholders from casting an informed vote for or against the Proposed Acquisition. The S-4 omits and/or misrepresents material information concerning, among other things: (a) the sales process for the Company; (b) details about the conflicts of interests in the process leading to the Proposed Acquisition; and (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinions provided by the Company’s financial advisor, J.P. Morgan, and by NRG’s financial advisors, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Morgan Stanley & Co. LLC (“Morgan Stanley”). ¶¶11, 55.

For example, while there were numerous discussions both internally at GenOn and with NRG during the process about the synergies NRG would enjoy from the Proposed Acquisition (estimated to be upwards of 67% of the deal price), there is no discussion or disclosure of those synergies in the S-4. Similarly, while the parties discussed their respective views on valuations during their process, those valuations and the details of the discussions are not provided in the S-4. There is no discussion in the S-4 about why the Board chose to grant NRG de facto exclusivity, or why the Board elected not to put GenOn up for sale. Similarly, much of the material data and detail supporting J.P. Morgan’s fairness opinion is absent from the S-4. And while the S-4 reports that J.P. Morgan has received — in just the past two years — $48 million in fees from GenOn and NRG, the S-4 pointedly does not provide a breakout of those fees between the two companies, a highly relevant fact to an investor considering the worth and reliability of J.P. Morgan’s fairness opinion. ¶12.

The S-4, in contravention of defendants’ fiduciary duty of disclosure under state law, fails to provide GenOn shareholders with material information concerning the sales process and the financial advisers’ respective methods and analyses to determine fairness and reasonableness of the Proposed Acquisition. This information is necessary in order for shareholders to determine whether to exercise their appraisal rights under Delaware law.

III.          GOOD CAUSE EXISTS FOR THE COURT TO ORDER THE LIMITED EXPEDITED DISCOVERY SOUGHT BY PLAINTIFFS

A.              Expedited Discovery Is Necessary and Appropriate, and Should Be Granted

Rule 191.1 of the Texas Rules of Civil Procedure permits shortening the time to respond to discovery. Under Texas case law, “[a] trial court has discretion to schedule discovery.” In re Exmark Mfg. Co., Inc., 299 S.W.3d 519, 532 (Tex. App. — Corpus Christi 2009, no writ) (citing In re Colonial Pipeline Co., 968 S.W.2d 938, 943 (Tex. 1998)). As part of this discretion, the “trial court may shorten or lengthen the time for making a response for good cause.” Exmark, 299 S.W.3d at 532.(3) Texas Courts routinely use this broad discretion to grant expedited discovery. See, e.g., Luxenberg v. Marshall, 835 S.W.2d 136, 137 (Tex. App. — Dallas 1992, no writ) (granting expedited discovery in action by corporation against its principals for breach of fiduciary duty, fraud, and conversion); see Haber Oil Co. v. Stanley Swabbing & Well Serv., Inc., 741 S.W.2d 611, 612 (Tex. App. — Beaumont 1987, no writ) (allowing discovery on an expedited basis); Hlavinka v. Griffin, 721 S.W.2d 521, 522 (Tex. App. — Corpus Christi 1986, no writ). This is especially true when such expedited discovery is sought in advance of an injunction hearing. See Aubin, 640 S.W.2d at 739 (granting expedited discovery in preparation for a hearing on a motion to enjoin certain corporate actions).

Courts around the country echo this approach. Where, as here, a plaintiff seeks injunctive relief in connection with a corporate acquisition, expedited discovery is necessary and appropriate. See, e.g., Mesa Petroleum, 406 F. Supp. at 917 (ordering an expedited discovery program in a case concerning a corporate acquisition offer); Evmar Oil Corp. v. Getty Oil Co., No. 76-4039-MML,

(3)              Specifically, Rule 191.1 states, in pertinent part, that “the procedures and limitations set forth in the rules pertaining to discovery may be modified in any suit . . . by court order for good cause.” Tex. R. Civ. P. 191.1 (emphasis added).

1978 U.S. Dist. LEXIS 18957 (C.D. Cal. Mar. 17, 1978) (conducting expedited discovery, including more than 20 depositions, in anticipation of the hearing upon plaintiff’s motion for a preliminary injunction restraining a merger); Horizon Corp. v. Anselmi, 483 F. Supp. 653, 655 (D.D.C. 1980) (utilizing expedited discovery where preliminary injunction was sought to enjoin defendants from soliciting proxies from stockholders).(4)

In light of the short time frame before the shareholder vote on the Proposed Acquisition, good cause exists in this Action for limited expedited discovery. Defendants are working to hold the shareholder vote as soon as practicable. This abbreviated time period gives plaintiffs only a small window of time to conduct discovery before filing a motion for a preliminary injunction to enjoin the shareholder vote.

Besides the exigency presented by the compressed timeframe, expedited discovery is warranted because the information being sought by plaintiffs can only be obtained from defendants. Plaintiffs seek to enjoin the shareholder vote on the ground that defendants have breached their fiduciary duties, and/or aided and abetted such breach, by pursuing an unfair and inadequate sales process and acting self-servingly in selling the Company to NRG. As courts have recognized, the information and documents needed to fully explore such claims of misconduct are typically in the sole possession of the alleged wrongdoers themselves. See Sylmark Holdings Ltd. v. Silicone Zone

(4)              See also City P’ship Co. v. Atl. Acquisition Ltd. P’ship, 100 F.3d 1041, 1043 (1st Cir. 1996) (allowing expedited discovery based on the limited duration of the tender offer); Moravek v. FNB Bancorp, Inc., No. 86 C 4571, 1986 U.S. Dist. LEXIS 23188, at *12-*13 (N.D. Ill. July 3, 1986) (determining that plaintiff must be allowed discovery prior to their preliminary injunction hearing and, given the short period of time during which the current tender offer will be open, such discovery needs to be expedited); Grimes v. Vitalink Commc’ns Corp., 17 F.3d 1553, 1555 (3d Cir. 1994) (expedited discovery used in suit concerning allegations that the defendants breached their fiduciary duties in approving a merger); Ronson Corp. v. Liquifin Aktiengesellschaft, 483 F.2d 846, 848 (3d Cir. 1973) (district court directed expedited discovery in a case involving allegations that defendants made misrepresentations and omissions in connection with a tender offer).

Int’l Ltd., 783 N.Y.S.2d 758, 774 (2004) (granted expedited discovery because it was necessary “in light of defendants’ unique possession of the information necessary to determine the extent of their unlawful conduct”); Geddes v. Zeiderman, 228 A.D.2d 393 (N.Y. App. Div. 1996) (stating that the details of the alleged breaches of fiduciary duties would be known only to defendants). This is particularly true when misconduct is alleged in connection with a corporate transaction, as the internal records and communications relating to the negotiations of the transaction are typically kept confidential by the corporation and therefore will be available only through discovery. Discovery on an expedited basis therefore is necessary to permit plaintiffs to fully explore the facts of defendants’ breaches of fiduciary duties in connection with the Proposed Acquisition and present as complete a factual record as possible in a timely preliminary injunction motion.

For the above reasons, courts in Delaware frequently order discovery to be conducted on an expedited basis in cases similar to this one where an injunction is sought against an impending merger or acquisition.(5) See, e.g., Police & Fire Ret. Sys. of the City of Detroit v. Bernal, No. 4663-CC, 2009 WL 1873144, at *2-*3 (Del. Ch. June 26, 2009) (granting plaintiff’s motion for expedited discovery in shareholder class action seeking to enjoin proposed merger); County of York Emps. Ret. Plan v. Merrill Lynch & Co., No. 4066-VCN, 2008 WL 4824053, at *13 (Del. Ch. Oct. 28, 2008) (ordering expedited discovery for plaintiffs in shareholder class action who moved for such discovery in anticipation of pursuing a preliminary injunction to enjoin proposed merger); see also First Transcable Corp. v. Avalon Pictures, Inc., 184 A.D.2d 254 (N.Y. App. Div. 1992) (ordering expedited discovery in action

(5)              While discovery is a procedural matter that falls under the laws of Texas, Delaware law is instructive because the courts of Delaware (where GenOn is incorporated) frequently handle litigation relating to the fiduciary duties of directors in the context of corporate mergers and acquisitions. See In re Crown Castle Int’l Corp., 247 S.W.3d 349, 351-52 (Tex. App. — Houston [14th Dist.] 2008, pet. granted) (applying Delaware law because the defendant corporation, while headquartered in Houston, was incorporated in Delaware).

by shareholder for breach of fiduciary duty against corporate directors for a wrongful transaction). Accordingly, good cause exists for ordering limited expedited discovery in this Action.

B.              Defendants’ Burden Is Minimal Because Plaintiffs’ Discovery Requests Are Narrowly Tailored

To minimize the burden to defendants, plaintiffs seek narrowly tailored discovery from defendants. Specifically, plaintiffs request testimony and documents related to the process and negotiations of the Proposed Acquisition. Given that plaintiffs’ expedited discovery requests are limited in time and scope, concern only the issues at the core of this Action, and seek precisely the type of documents commonly produced in cases like this one challenging a corporate merger, compelling defendants to produce such discovery ahead of schedule, therefore, will place but a minimal burden on them.

Courts are more willing to order expedited discovery where the requests are limited and narrowly focused on issues at the heart of the litigation. See, e.g., UMG Recordings, Inc. v. Doe, No. C 08-1193 SBA, 2008 WL 4104214, at *5 (N.D. Cal. Sept. 3, 2008) (granting leave to conduct expedited discovery and noting that the plaintiff’s requests were “extremely narrow”); Arista Records LLC v. Does 1-9, No. 07-cv-00628-EWN-MEH, 2007 WL 1059049, at *1 (D. Colo. Apr. 4, 2007) (ordering expedited discovery where “[p]laintiffs have proposed narrowly tailored discovery”). Each of the requests for documents and witnesses for testimonial evidence set forth herein concern evidence not only relevant — but central — to plaintiffs’ claims that defendants carried out an unfair and self-serving sales process, which defendants would need to produce in any event at a later date. See Semitool, Inc. v. Tokyo Electron Am., 208 F.R.D. 273, 277 (N.D. Cal. 2002) (granting expedited discovery where, among other things, the requested information was relevant and would be required to be produced in the normal course of discovery). In fact, expedited discovery may actually benefit defendants by conserving party and court resources and expediting this litigation. Plaintiffs, therefore, request that the Court order limited expedited discovery in the manner outlined below.

IV.          THE LIMITED EXPEDITED DISCOVERY SOUGHT BY PLAINTIFFS

For the above reasons, plaintiffs request that the Court order defendants to produce the limited expedited discovery set forth herein, pursuant to the following schedule.(6)

A.              Document Production

Within seven days of entry of the proposed expedited discovery order, defendants should produce the following documents from January 1, 2011 (except as otherwise noted) to the present:

1.             The meeting minutes, with attachments and materials reviewed at the meetings, of the Company’s Board and all committees thereof from March 1, 2009 to the present, insofar as the materials relate to the Proposed Acquisition (or any other similar offer or acquisition proposal or bid), valuation of the Company’s assets, liquidation alternatives, employment agreements, stockholder agreements, voting agreements, shareholder rights plans, stock options, and/or strategic alternatives, including any handwritten notes taken at those meetings;

2.             All materials given to or received from the Company’s financial advisor relating to the Proposed Acquisition and/or any other offer, merger or strategic alternative, including, but not limited to, projections of the Company’s future financial performance;

3.             Monthly and quarterly executive and/or director packages or any other document prepared containing the Company’s historical and projected operations and financial performance;

(6)              The discovery plaintiffs seek will be limited in purpose and conducted under time constraints. Accordingly, plaintiffs request that any discovery ordered by this Court be without prejudice as to their right to conduct further discovery should it become necessary in the future.

4.             Any employment agreements, severance packages, consulting agreements, and/or change-in-control agreements (and any amendments thereto since the Company’s last proxy statement) concerning defendants or the Company’s executive officers; and

5.             All communications between defendants, J.P. Morgan, NRG, Credit Suisse, Morgan Stanley and/or any other entities expressing interest in acquiring GenOn and all communications to or from defendants concerning any potential acquisition of or business combination with NRG or any other entities, any voting agreements, consulting agreements, non-competition agreements, and/or any employment agreements.

B.              Depositions

Defendants should make the following persons available for deposition beginning three days after documents are produced:

1.               Edward R. Muller, GenOn Chair and CEO, and a named defendant;

2.               Steven L. Miller, GenOn’s Lead Director and a named defendant;

3.               David Crane, NRG President and CEO;

4.             The person at J.P. Morgan most knowledgeable about the Proposed Acquisition, including the sales process, negotiations with NRG, as well as with other prospective bidders, and the fairness opinion issued by J.P. Morgan;

5.             The person at Credit Suisse most knowledgeable about the Proposed Acquisition, including the sales process, negotiations with GenOn, and the fairness opinion issued by Credit Suisse; and

6.             The person at Morgan Stanley most knowledgeable about the Proposed Acquisition, including the sales process, negotiations with GenOn, and the fairness opinion issued by Morgan Stanley.

V.            CONCLUSION

For the foregoing reasons, plaintiffs have demonstrated good cause for limited expedited discovery. Accordingly, plaintiffs respectfully request that the Court enter an order compelling limited expedited discovery.

DATED: September 6, 2012	Respectfully submitted,

THE WARNER LAW FIRM
PAUL T. WARNER (State Bar No. 00791884)

s/Paul T. Warner
PAUL T. WARNER

11123 McCracken Circle, Suite A Cypress, TX 77429
Telephone: 281/664-7777
281/664-7774 (fax)

Liaison Counsel

ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER EDWARD M. GERGOSIAN
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Interim Class Counsel for Plaintiffs

CERTIFICATE OF CONFERENCE

Robbins Geller Rudman & Dowd LLP, interim class counsel for plaintiffs conferred with counsel for defendants regarding the filing of this motion. Defendants oppose the granting of limited expedited discovery.

s/Paul T. Warner
PAUL T. WARNER

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing instrument has been served in accordance to the Texas Rules of Civil Procedure, to all counsel of record, by e-mail delivery, on this 6th day of September, 2012.

s/Paul T. Warner
PAUL T. WARNER

Filed 12 September 6 P3:02
Chris Daniel - District Clerk
Harris County
ED101J017064191
By: corey hale

Cause No. 2012-42090

(Consolidated)

CHRISTOPHER AKEL, JAMES P.

HOFFMAN, GREGORY P. GUALTIERI,

NEAL EDMOND LANG and CHARLES

PREDA, Individually and on Behalf of All

Others Similarly Situated,

Plaintiffs,

vs.

GENON ENERGY INC., NRG ENERGY

INC., PLUS MERGER CORP., EDWARD R.

MULLER, SPENCER ABRAHAM,

TERRY G. DALLAS, THOMAS H.

JOHNSON, STEVEN L. MILLER,

ELIZABETH A. MOLER, ROBERT C.

MURRAY, LAREE E. PEREZ, EVAN J.

SILVERSTEIN and WILLIAM L. THACKER,

Defendants.

§ § § § § § § § § § § § § § § § § § § § §	IN THE DISTRICT COURT OF HARRIS COUNTY, TEXAS 189TH JUDICIAL DISTRICT

AMENDED PETITION FOR BREACH OF FIDUCIARY DUTY

Plaintiffs, by their counsel, allege as follows:

DISCOVERY CONTROL PLAN

1.             Pursuant to Rule 190.1 of the Texas Rules of Civil Procedure, plaintiffs would show that discovery is intended to be conducted under Level 3 of this Rule due to the complexity of this case.

SUMMARY OF THE ACTION

2.             This is a class action brought by shareholders of defendant GenOn Energy, Inc. (“GenOn” or the “Company”).  The action is brought against GenOn, the members of the GenOn Board of Directors (the “Board”), NRG Energy, Inc. (“NRG”), and Plus Merger Corporation, arising out of their breaches of fiduciary duty, or aiding and abetting said breaches, in connection with NRG’s proposed acquisition of the outstanding publicly held shares of GenOn for $2.20 per GenOn share in NRG stock, based on NRG’s closing price as of July 20, 2012 (the “Proposed Acquisition”).

3.             GenOn is one of the largest competitive generators of wholesale electricity in the United States, with power generation facilities located in key regions of the country and a generation portfolio of approximately 22,000 megawatts.  GenOn’s portfolio of power generation facilities includes baseload, intermediate and peaking units using coal, natural gas and oil to generate electricity.

4.             NRG, a Fortune 300 and S&P 500 company, is one of the country’s largest power generation and retail electricity businesses. NRG’s power plants provide more than 25,000 megawatts of generation capacity and its retail and thermal subsidiaries serve more than 2 million customers in 16 states.

5.             On July 22, 2012, NRG and GenOn jointly announced entry into a definitive agreement (the “Merger Agreement”) whereby NRG will acquire all of the outstanding shares of

GenOn in a transaction that will create the largest U.S. independent electricity generator with the market strength to withstand slumping power prices and capitalize on an eventual rebound.

6.             The process leading to the Proposed Acquisition was tainted by conflicts, tilted toward NRG and driven by GenOn’s Board and executive management who will be staying on board after the transaction.  As reported in the press release announcing the Proposed Acquisition, GenOn’s senior management team have committed to senior roles within the new organization after the acquisition is complete. In addition, four current GenOn board members will join the board of the combined company; defendant and GenOn Chair and CEO Edward R. Muller (“Muller”) will be named the MRG Board Vice Chairman.  The Board’s chosen financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), is also conflicted by both a $15 million contingent success fee and by its prior and ongoing business relationship with NRG.

7.             The Proposed Acquisition is the product of a fundamentally unfair process that is designed to ensure the sale of GenOn to NRG on terms preferential to NRG and GenOn’s Board members but detrimental to plaintiffs and the other GenOn shareholders. There was no process to shop GenOn, as NRG was granted de facto exclusivity from the beginning.  No other potential acquirors were considered or even contacted, and as a consequence GenOn’s shareholders will receive an unfair price for their shares in this transaction, and will not be fairly compensated for the substantial synergies NRG will reap from the Proposed Acquisition (estimated to be as much as 67% of the total deal price).  The Board conducted no pre- or post-signing check market to determine interest in a potential acquisition of GenOn, or to otherwise validate the price or form of consideration being offered by NRG. In further breach of its fiduciary duties, the Board handed the negotiating reins to conflicted defendant Muller and other members of management.

8.             As a result of the unfair process, the Proposed Acquisition price of $2.20 per share is also unfair, as the Board failed to obtain maximum value and adequately compensate GenOn’s public shareholders. The purchase price is well below GenOn’s reported book value of $6.59 per share for the most recent quarter. GenOn’s shares have traded at an average price of $2.43 over the preceding 52-week period, and at least one analyst has set a target price for GenOn stock of $4.50 per share.  Moreover, GenOn shareholders will only own 29% of the combined company.

9.             While GenOn shareholders are losing their equity interests in GenOn for an unfair price, NRG is receiving substantial benefits from the Proposed Acquisition at a bargain basement price. NRG’s stock purchase of GenOn will create the largest U.S. independent electricity generator with the market strength to withstand slumping power prices and capitalize on an eventual rebound. By combining operations that will span the U.S. with about 47,000 megawatts of generation, the companies will be able to increase the size and scale of their operations while reducing costs, leaving them better positioned for an expected rebound in prices. The merger “‘allows us to grow the business without equal in the industry,’” NRG President and CEO David Crane (“Crane”) said during a conference call with analysts. Starting in 2014, the companies said they expect to add $300 million annually to free cash flow from cost savings, reduced interest expense and other efficiencies. As one analyst observed “‘Another great acquisition for NRG with announced synergy value paying for 67% of deal equity cost.”’

10.           Furthermore, the terms of the Proposed Acquisition were designed to ensure the sale of GenOn to one buyer, and one buyer only — NRG — on terms preferential to NRG, and to subvert the interests of plaintiffs and the other public stockholders of GenOn. The Board breached its fiduciary duties by agreeing to preclusive deal protection devices in connection with the Merger Agreement the Company entered into with NRG. These provisions, which collectively preclude any competing offers for the Company, include: (i) a no-solicitation provision that precludes the Company from providing confidential Company information to, or even communicating with, potential competing bidders except under extremely limited circumstances; (ii) a matching rights provision that allows NRG to match any competing superior proposal; and (iii) a termination fee provision which obligates the Company to pay NRG a $60 million termination fee in the event the Proposed Acquisition is terminated in favor of a superior proposal.

11.           Defendants have further breached their fiduciary duties in connection with the Proposed Acquisition by filing with the U.S. Securities and Exchange Commission (“SEC”), on August 16, 2012, a Form S-4 Preliminary Joint Proxy/Prospectus (“S-4”) that fails to disclose all material information concerning the Proposed Acquisition and contains additional materially misleading statements. As detailed below in ¶¶55-61, the S-4 omits and/or misrepresents material information concerning, among other things: (a) the sales process for the Company; (b) the conflicts of interests in the process leading to the Proposed Acquisition; and (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinions provided by the Company’s financial advisor, J.P. Morgan, and by NRG’s financial advisors, Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Morgan Stanley & Co. LLC (“Morgan Stanley”).

12.           For example, while there were numerous discussions both internally at GenOn and with NRG during the process about the synergies NRG would enjoy from the Proposed Acquisition (estimated to be upwards of 67% of the deal price), there is no discussion or disclosure of those synergies in the S-4.  Similarly, while the parties discussed their respective views on valuations during the process, those valuations and the details of the discussions are not provided in the S-4. There is no discussion in the S-4 about why the Board chose to grant NRG de facto exclusivity, or why the Board elected not to put GenOn up for sale. Similarly, much of the material data and detail supporting J.P. Morgan’s fairness opinion is absent from the S-4. And while the S-4 reports that J.P. Morgan has received — in just the past two years — $48 million in fees from GenOn and NRG, the S-4 pointedly does not provide a breakout of those fees between the two companies, a highly relevant fact to an investor considering the worth and reliability of J.P. Morgan’s fairness opinion.

13.           Defendants’ breaches prevent shareholders from casting an informed vote for or against the Proposed Acquisition.  Without full and fair disclosure of the material information set forth above, shareholders should not be asked to vote to approve the Proposed Acquisition.

14.           In entering into the Merger Agreement, defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and/or have aided and abetted such breaches by the Board. As a result of defendants’ breaches, the offered consideration does not fairly value GenOn and its prospects. GenOn shareholders stand to be deprived of the true value of their shares.

15.           Unless enjoined by this Court, defendants will consummate the Proposed Acquisition, and plaintiffs and the other GenOn shareholders will forever lose their equity interest in the Company for an inadequate price, all to the irreparable harm of plaintiffs and the other shareholders of GenOn.

JURISDICTION AND VENUE

16.           This Court has jurisdiction over each defendant, because they conduct business in, reside in, and/or are citizens of the State of Texas.  This action is not removable.

17.           Venue is proper in this county because Harris County is the county in which all, or a substantial part, of the events or omissions giving rise to the claims occurred, and because Harris County is the county of GenOn’s principal office in this state.

PARTIES

18.           Plaintiffs Christopher Akel, James P. Hoffman, Gregory P. Gualtieri, Neal Edmond Lang and Charles Preda at all times relevant hereto were GenOn shareholders.

19.           Defendant GenOn is a publicly traded Delaware corporation headquartered in Houston, Texas.  GenOn’s principal executive offices are located at 1000 Maine Street, Houston, Texas. Defendant GenOn is sued herein as an aider and abetter. GenOn may be served with process by serving its registered agent, CSC Lawyers Incorporating Service Company, 211 East 7th Street, Suite 620, Austin, Texas 78701.

20.           Defendant NRG is a Delaware corporation headquartered in Princeton, New Jersey. Defendant NRG is sued herein as an aider and abetter. NRG may be served with process by serving its registered agent, The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

21.           Defendant Plus Merger Corporation (“Plus Merger”) is a Delaware corporation that is wholly-owned by NRG. Defendant Plus Merger is sued herein as an aider and abetter. Defendant Plus Merger may be served with process by serving its registered agent, Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19898.

22.           Defendant Edward R. Muller (“Muller”) is and at all material times hereto has been a director, Chairman and CEO of GenOn.  Defendant Muller may be served with process at 4899 Montrose Boulevard, Apt. 1902, Houston, Texas 77006.

23.           Defendant Spencer Abraham (“Abraham”) is and at all material times hereto has been a director of GenOn. Defendant Abraham may be served with process at 8016 Greenwich Woods Drive, McLean, Virginia 22102.

24.           Defendant Terry G. Dallas (“Dallas”) is and at all material times hereto has been a director of GenOn.  Defendant Dallas may be served with process at 620 Alta Avenue, Santa Monica, California 90402.

25.           Defendant Thomas H. Johnson (“Johnson”) is and at all material times hereto has been a director of GenOn.  Defendant Johnson may be served with process at 511 Westbury Park Place, Marietta, Georgia 30067.

26.           Defendant Steven L. Miller (“Miller”) is and at all material times hereto has been a director of GenOn. Defendant Miller may be served with process at 1000 Uptown Park Boulevard, Apt. 224, Houston, Texas 77056.

27.           Defendant Elizabeth A. Moler (“Moler”) is and at all material times hereto has been a director of GenOn.  Defendant Moler may be served with process at 1537 Forest Lane, McLean, Virginia 22101.

28.           Defendant Robert C. Murray (“Murray”) is and at all material times hereto has been a director of GenOn.  Defendant Murray may be served with process at 32 North Brook Lane, Irvington, New York 10533.

29.           Defendant Laree E. Perez (“Perez”) is and at all material times hereto has been a director of GenOn.  Defendant Perez may be served with process at 25036 North 114th Street, Scottsdale, Arizona 85255.

30.           Defendant Evan J. Silverstein (“Silverstein”) is and at all material times hereto has been a director of GenOn.  Defendant Silverstein may be served with process at 5 Polo Court, Woodbury, New York 11797.

31.           Defendant William L. Thacker (“Thacker”) is and at all material times hereto has been a director of GenOn. Defendant Thacker may be served with process at 94 Wedgewood Drive West, Montgomery, Texas 77356.

32.           The defendants named in ¶¶22-31 are collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

33.           Plaintiffs bring this action individually and as a class action on behalf of all holders of GenOn shares who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

34.           This action is properly maintainable as a class action.

35.           The Class is so numerous that joinder of all members is impracticable. As of May 3, 2012, there were more than 772 million common shares of GenOn issued and outstanding.

36.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)           whether defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiffs and the other members of the Class, or aided and abetted therein;

(b)           whether defendants have engaged in self-dealing, or aided and abetted therein;

(c)           whether the defendants breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiffs and the other members of the Class in connection with the Proposed Acquisition, and/or aided and abetted therein;

(d)           whether defendants are unjustly enriching themselves and other insiders or affiliates of GenOn, or aided and abetted therein;

(e)           whether defendants have breached any of their other fiduciary duties to plaintiffs and the other members of the Class in connection with their failure to maximize shareholder value, including the duties of good faith, diligence, candor and fair dealing, or aided and abetted therein;

(f)            whether defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets, or aided and abetted therein;

(g)           whether the defendants failed to disclose material information to shareholders in connection with the Proposed Acquisition, and/or aided and abetted therein;

(h)           whether the Proposed Acquisition compensation payable to plaintiffs and the Class is unfair and inadequate; and

(i)            whether plaintiffs and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

37.           Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs do not have any interests adverse to the Class.

38.           Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

39.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

40.                                 Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

41.                                 Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

42.                                 GenOn is one of the largest competitive generators of wholesale electricity in the United States, with power generation facilities located in key regions of the country and a generation portfolio of approximately 22,000 megawatts.  GenOn’s portfolio of power generation facilities includes baseload, intermediate and peaking units using coal, natural gas and oil to generate electricity.

43.                                 NRG, a Fortune 300 and S&P 500 company, is one of the country’s largest power generation and retail electricity businesses. NRG’s power plants provide more than 25,000 megawatts of generation capacity and its retail and thermal subsidiaries serve more than 2 million customers in 16 states.

44.                                 On July 22, 2012, NRG and GenOn jointly announced entry into the Merger Agreement whereby NRG will acquire all of the outstanding shares of GenOn in a transaction that will create the largest U.S. independent electricity generator with the market strength to withstand slumping power prices and capitalize on an eventual rebound.

45.                                 The press release announcing the Proposed Acquisition states in pertinent part:

NRG and GenOn to Merge; Creating Largest Competitive Power Generation Company in the United States

—Enough Capacity to Power 40 Million American Homes—Strategic Highlights:

•                                          47,000 MW (net) of combined capacity, with scale across merit order in three core regions

•                                          $300 million of annual free cash flow (FCF) benefits projected in first full year of operations (2014), including $200 million in annual EBITDA enhancements resulting from cost and operational efficiency synergies

•                                          Transaction substantially accretive to EBITDA and FCF in 2014

Financial Updates:

•                                          NRG pre-announces preliminary financial results (standalone) of approximately $530 million in adjusted EBITDA for the second quarter 2012 and $830 million in adjusted EBITDA for the first half 2012

•                                          NRG reaffirms full-year (standalone) guidance range for 2012 of $1,825-$2,000 million adjusted EBITDA and $800-$1,000 million FCF before growth investment

•                                          GenOn raises full-year (standalone) guidance for 2012 adjusted EBITDA from $446 to $467 million

PRINCETON, N.J. & HOUSTON — (BUSINESS WIRE) — Jul. 22, 2012 — NRG Energy, Inc. (NYSE: NRG) and GenOn Energy, Inc. (NYSE: GEN) today announced they have signed a definitive agreement to combine the two companies in a stock- for-stock tax-free transaction, creating the largest competitive generator in the United States with a diverse fleet of approximately 47,000 megawatts (MW) with asset concentrations in the East, Gulf Coast and West and a combined enterprise value of $18 billion.

“This combination ushers in a new era of scale, scope, and market and fuel diversification in the competitive power industry,” said NRG President and CEO David Crane, who will continue his present positions with the combined company. “The greater depth and breadth gained through the combination with GenOn will put NRG in a uniquely strong position to fulfill the needs of American energy consumers in the 21st century.”

The transaction will enhance annual combined company EBITDA by $200 million by 2014 by realizing cost and operational efficiency synergies. In addition, the transaction will enable the combined company to reduce its interest and liquidity costs, and realize other balance sheet efficiencies, in aggregate, of $100 million per year. As a result, total recurring FCF benefits generated by this transaction will be approximately $300 million per year.

“This combination will deliver immediate value to the shareholders of both companies who will benefit from the combined company’s merger synergies, balance sheet efficiencies, increased scale and additional geographic diversity,” said GenOn Chairman and CEO, Edward R. Muller, who will join the NRG Board of Directors as

Vice Chairman. “NRG and GenOn are a great fit geographically and operationally and we look forward to working together to capture efficiencies from the scale associated with the transaction to deliver enhanced value to our investors.”

Strategic & Financial Benefits

•                                          Diversification and scale  The combined company, which will retain the name NRG Energy, will become the largest competitive power generation company in America with approximately 47,000 MW of fossil fuel, nuclear, solar and wind capacity across the merit order, situated almost entirely in the three premier competitive energy markets in the U.S. The combined fleet generates more than 104 terawatt-hours (TWh) of electricity annually.

•                                          Expected Synergies  Transaction benefits will result in at least $200 million per year in incremental EBITDA and, combined with $100 million of balance sheet efficiencies, will result in at least $300 million of additional FCF by 2014, the first full year of combined operations. The $200 million per year breaks down into $175 million per year in cost synergies, principally resulting from reduced G&A expenses, and $25 million per year of operational efficiency synergies under NRG’s FORNRG program. In addition, as a result of interest savings and reduced liquidity and collateral requirements, the combined company will realize an additional $100 million in reduced interest expense and collateral benefits. The transaction costs and total cash “cost to achieve” the synergies and other cash flow benefits will primarily be incurred during 2013 and are estimated at approximately $200 million.

•                                          Immediately and substantially accretive  The transaction will be immediately accretive on an EBITDA basis and substantially accretive in 2014, the first full year of operation, to both EBITDA and FCF before growth investments.

•                                          Enables expanded wholesale-retail model  An expanded core generation fleet will enable the combined company to duplicate in multiple core markets (principally in the East) NRG’s successful integrated wholesale-retail business model in ERCOT—the best business model across the price cycle, in an industry that is subject to commodity price volatility.

•                                          Dividend  This transaction will reinforce the ability to pay the 9 cents per share quarterly dividend (36 cents per share on an annual basis) previously announced by NRG for the benefit of both companies’ shareholders.

•                                          Balance sheet and credit metric enhancing  Balance sheets efficiencies will permit the combined company to reduce indebtedness by at least $1 billion and enhancements to corporate EBITDA and funds from operations (FFO) significantly improve key credit metrics, including:

	2014 NRG Standalone(1)		2014 NRG Pro Forma (1)

Corporate Debt/Corporate EBITDA	4.6	x	4.1	x

Corporate FFO/Corporate Debt	13.9%		16.4%

(1)                                  NRG metrics are based on midpoint of guidance and pro forma metrics reflects impact of transaction benefits.

•                                          Cleaner energy  The combined company will continue the work of NRG and GenOn in reducing emissions from their existing conventional fleets. NRG and GenOn combined have invested over $3 billion since 2000 to reduce emissions. This investment has helped NRG reduce SO2 emissions by 56% and NOx emissions by 64% below 2000 levels and GenOn reduce SO2 emissions by 90% and NOx emissions by 78% below 1990 levels. In addition, the combined company will continue to grow NRG’s industry-leading portfolio of solar generating facilities, its eVgo electric vehicle charging network and its other clean energy products and services. In addition, all previously announced plant retirements and deactivations will be completed on schedule.

Financial Terms

GenOn shareholders will receive 0.1216 of a share of NRG common stock in exchange for each GenOn share of common stock. Based on NRG’s and GenOn’s closing share prices on July 20, the transaction represents a 20.6% premium to GenOn’s shareholders.

Following completion of the transaction, NRG shareholders will own 71% of the combined company and GenOn shareholders will own 29%.

46.                                 As GenOn shareholders will own just 29% of the combined company, control of GenOn and the GenOn shareholder’s fate is changing hands.  For that reason, this is the last opportunity that they will have to maximize the value of their GenOn investment, which imposes a duty on the Board to maximize shareholder value in the Proposed Acquisition.  But the Proposed Acquisition is the product of a fundamentally unfair process that is designed to ensure the sale of GenOn to NRG on terms preferential to NRG and GenOn’s Board and management but detrimental to plaintiffs and the other GenOn shareholders.

47.                                 The process leading to the Proposed Acquisition was tainted by conflicts, tilted toward NRG and driven by GenOn’s Board and executive management who will be staying on board after the transaction.  As reported in the press release announcing the Proposed Acquisition, GenOn’s senior management team have committed to senior roles within the new organization after the acquisition is complete. In addition, four current GenOn board members will join the board of the combined company; defendant Muller will be named the MRG Board Vice Chairman.

48.                                 The financial advisor retained by the Board, J.P. Morgan, provided the Board with its opinion that the Proposed Acquisition was fair from a financial perspective. J.P. Morgan, however, was conflicted not only by its wholly contingent $15 million success fee, but also by the amount of work it has previously done for and the millions in fees it has received from NRG. Accordingly, J.P. Morgan’s work was tainted by these fees, and by the prospects for continued work and more multi-million dollar fees from NRG if the Proposed Acquisition closes.

49.                                 As a result of the multiple conflicts that infected the Board’s consideration of the Proposed Acquisition, the process to sell GenOn was unfair.  In fact there was no process to shop GenOn, as NRG was granted de facto exclusivity from the beginning. No other potential acquirors were considered or even consulted, and as a consequence GenOn’s shareholders will receive an unfair price for their shares in this transaction, and will not receive anything for the substantial synergies NRG will enjoy from the Proposed Acquisition (estimated to be as much as 67% of the total deal price). The Board conducted no pre- or post-signing check market to determine interest in a potential acquisition of GenOn, or to otherwise validate the price or form of consideration being offered by NRG.

50.                                 In further breach of its fiduciary duties, the Board handed the negotiating reins to conflicted defendant Muller and other members of management.  The only time a non-executive Board member — defendant and Lead Director Miller — got involved in the process was when NRG wanted to discuss the composition of the board of the combined company and the possibility that

GenOn Board members, including defendant Muller, would serve on the combined company board. This took place just a week after the parties first shared their respective views on valuation on June 19, 2012 (and before exchange ratios or price per share values were considered).  Before an agreement was reached on the exchange ratio or how it would be calculated, the parties agreed on July 11, 2012 that four members of the combined company’s 16-member board would be current GenOn Board members. Furthermore, the parties agreed that the specific GenOn Board members who would join the combined company board would not be identified until after the execution of the Merger Agreement, thereby conflicting all of the GenOn Board.

51.                                 Two days after the July 11, 2012 agreement securing the special interests of the GenOn Board, Muller and NRG CEO Crane agreed in a phone call to the method of calculating the exchange ratio, and thus the price per share value that GenOn shareholders would receive in the Proposed Acquisition.  Just seven days later the parties executed the Merger Agreement.

52.                                 This unfair process has resulted in an unfair price for GenOn shareholders. The Proposed Acquisition price of $2.20 per share is unfair because the Board failed to obtain maximum value and adequately compensate shareholders. The purchase price is well below GenOn’s reported book value of $6.59 per share for the most recent quarter.  Furthermore, according to Yahoo! Finance, at least one analyst has set a target price for GenOn stock of $4.50 per share. Moreover, over the preceding 52-week period, GenOn’s shares have traded at an average price of $2.43. Finally, GenOn shareholders will only own 29% of the combined company.

53.                                 While GenOn shareholders are losing their equity interests in GenOn for an unfair price, NRG is receiving substantial benefits from the Proposed Acquisition at a bargain basement price. NRG’s stock purchase of GenOn will create the largest U.S. independent electricity generator with the market strength to withstand slumping power prices and capitalize on an eventual rebound.

By combining operations that will span the U.S. with about 47,000 megawatts of generation, the companies will be able to increase the size and scale of their operations while reducing costs, leaving them better positioned for an expected rebound in prices.  The merger “‘allows us to grow the business without equal in the industry,’” NRG’s Crane said during a conference call with analysts. Starting in 2014, the companies said they expect to add $300 million annually to free cash flow from cost savings, reduced interest expense and other efficiencies.  As one analyst observed “‘Another great acquisition for NRG with announced synergy value paying for 67% of deal equity cost.’”

54.                                 Furthermore, the terms of the Proposed Acquisition were designed to ensure the sale of GenOn to one buyer, and one buyer only — NRG — on terms preferential to NRG, and to subvert the interests of plaintiffs and the other public stockholders of GenOn. The Board breached its fiduciary duties by agreeing to preclusive deal protection devices in connection with the Merger Agreement the Company entered into with NRG. These provisions, which collectively preclude any competing offers for the Company, include: (i) a no-solicitation provision that precludes the Company from providing confidential Company information to, or even communicating with, potential competing bidders except under extremely limited circumstances (Merger Agreement at §6.4); (ii) a matching rights provision that allows NRG to match any competing superior proposal (id. at §6.4(e)(iv)-(v)); and (iii) a termination fee provision which obligates the Company to pay NRG a $60 million termination fee in the event the Proposed Acquisition is terminated in favor of a superior proposal (id. at §8.3(a)).

55.                                 Defendants have further breached their fiduciary duties in connection with the Proposed Acquisition by filing with the SEC, on August 16, 2012, the S-4 that fails to make all material disclosures and contains materially misleading statements about the Proposed Acquisition.

Defendants’ breaches prevent shareholders from casting an informed vote for or against the Proposed Acquisition. The S-4 omits and/or misrepresents material information concerning, among other things: (a) the sales process for the Company; (b) details about the conflicts of interests in the process leading to the Proposed Acquisition; and (c) the data and inputs underlying the financial valuation exercises that purport to support the fairness opinions provided by the Company’s financial advisor, J.P. Morgan, and by NRG’s financial advisors, Credit Suisse and Morgan Stanley.

56.                                      The S-4 contains numerous material misstatements and otherwise fails to disclose material information about the flawed sales process, including:

(a)                                  the strategic alternatives considered by the Board;

(b)                                 the substance of the May 15, 2012 NRG-GenOn discussions about potential synergies to be realized from a NRG-GenOn combination, including the sources and amounts of potential synergies;

(c)                                  the substance of the May 16, 2012 GenOn Board discussions about potential synergies to be realized from a NRG-GenOn combination, including the sources and amounts of potential synergies and the parties’ preliminary views regarding potential synergies;

(d)                                 the substance of the several NRG-GenOn discussions following the May 22, 2012 execution of the mutual confidentiality agreement, about potential synergies to be realized from a NRG-GenOn combination, including the sources and amounts of potential synergies;

(e)                                  the substance of the extensive June 4 and June 11, 2012 NRG-GenOn discussions discussions about potential synergies to be realized from a NRG-GenOn combination, including the sources and amounts of potential synergies;

(f)                                    the substance of the June 14, 2012 NRG board discussions about anticipated synergies to be realized from a NRG-GenOn combination, including the sources and amounts of anticipated synergies;

(g)                                 the substance of the June 19, 2012 NRG-GenOn discussions about anticipated synergies to be realized from a NRG-GenOn combination, including the sources and amounts of anticipated synergies;

(h)                                 the substance of the June 21, 2012 GenOn Board discussions about anticipated synergies to be realized from a NRG-GenOn combination, including the sources and amounts of anticipated synergies;

(i)                                     the substance of the June 25, 2012 NRG board discussions about anticipated synergies to be realized from a NRG-GenOn combination, including the sources and amounts of anticipated synergies;

(j)                                     the substance of the June 29, 2012 GenOn Board discussions about anticipated synergies to be realized from a NRG-GenOn combination, including the sources and amounts of anticipated synergies;

(k)                                  the substance of the July 17 and 18, 2012 NRG board discussions about expected synergies to be realized from a NRG-GenOn combination, including the sources and amounts of expected synergies;

(l)                                     the substance of the June 14, 2012 NRG board discussions about the valuation assumptions for a NRG-GenOn combination;

(m)                               the substance of the June 19, 2012 NRG-GenOn discussions about the parties’ respective views on valuation;

(n)                                        the substance of the June 21, 2012 GenOn Board discussions about the valuations assumptions for a NRG-GenOn combination;

(o)                                        the substance of the June 25, 2012 NRG board discussions about NRG management’s preliminary valuations of NRG and GenOn;

(p)                                        the substance of the July 17 and 18, 2012 NRG board discussions about valuations;

(q)                                        the basis for the Board’s decision to accept a 0.1216 exchange ratio;

(r)                                           the basis for the Board’s decision to grant NRG de facto exclusivity;

(s)                                         the basis for the Board’s decision that it did not need to engage in an active sales process; and

(t)                                           estimates of the cost and revenue synergies that would result from the Proposed Acquisition.

57.                                 As defendants are seeking shareholder approval of the Proposed Acquisition, defendants have a duty to disclose fully and fairly all material details of the sales process, including those set forth in the previous paragraph. This is particularly true here, where the Board chose not to engage in an active sales process to sell GenOn, or even to conduct a pre- or post-deal market check. Shareholders are entitled to know, before voting, the details that led to the Board’s decision to sell the Company for an unfair price.

58.                                 The S-4 also made numerous material misstatements and otherwise failed to disclose material information about conflicts of interests that burdened the Board, Company management and their advisors, including:

(a)                                         the reasons the Board permitted conflicted defendant Muller to run the process;

(b)                                 the reasons the Board chose not to appoint a special committee in the process leading to the Proposed Acquisition;

(c)                                  the basis for the Board’s selection of, and the process by which the Board selected and retained J.P. Morgan as its financial advisor;

(d)                                 the specific services J.P. Morgan has provided to any of the parties involved in the transaction, or their affiliates, in the last two years and the fees each party paid to J.P. Morgan;

(e)                                  the services Credit Suisse is currently providing to any of the parties involved in the transaction, or any of their affiliates, and how much compensation is expected to be received for services rendered;

(f)                                    the other services, if any, Credit Suisse has provided to any of the parties involved in the transaction, or any of their affiliates, in the last two years and how much compensation was received for services rendered;

(g)                                 the services Morgan Stanley is currently providing to any of the parties involved in the transaction, or any of their affiliates, and how much compensation is expected to be received for services rendered; and

(h)                                 the other services, if any, Morgan Stanley has provided to any of the parties involved in the transaction, or any of their affiliates, in the last two years and how much compensation was received for services rendered.

59.                                 In order for there to be an informed shareholder vote on the Proposed Acquisition, defendants are required to disclose even potential conflicts of interest. Here, the conflicts were more than potential, as GenOn’s financial advisor, Board and management were conflicted. Shareholders are entitled to know if their fiduciaries have interests in the transaction that are even potentially in conflict with the shareholders’ interest in maximized value.  This information is material because shareholders must be told of all potential and actual conflicts of interests that bear on a director’s ability to objectively assess merger transactions.

60.                                 In the S-4, defendants also made several material misleading statements or otherwise failed to disclose material information about critical data and inputs underlying the financial analyses supporting the fairness opinions of the Board’s financial advisor J.P. Morgan, and of NRG’s financial advisors, Credit Suisse and Morgan Stanley, including:

(a)                                         With respect to J.P. Morgan’s Discounted Cash Flow Analysis — Genon:

(i)                                                    how stock-based compensation was treated in the analysis (i.e. cash or non-cash expense);

(ii)                                                 the individual implied present values of GenOn’s (a) unlevered free cash flows and terminal value, (b) environmental capital expenditures for 2018-2021, (c) out-of-the- money gas transportation contracts, (d) net operating losses, and (e) its operating leases;

(iii)                                              the basis on which J.P. Morgan selected the range of terminal adjusted EBITDA multiples (7.5x to 8.5x) used in its analysis of GenOn; and

(iv)                                             the inputs and assumptions used by J.P. Morgan to derive the range of discount rates (8.5% to 9.5%) used in its analysis;

(b)                                        With respect to J.P. Morgan’s Discounted Cash Flow Analysis — NRG:

(i)                                                    the range of implied present value of NRG’s Generation Business derived by J.P. Morgan in its analysis;

(ii)                                                 the basis on which J.P. Morgan selected the range of terminal adjusted EBITDA multiples (7.5x to 8.5x) used in its analysis of NRG’s Generation Business;

(iii)                                              the inputs and assumptions used by J.P. Morgan to derive the range of discount rates (7.5% to 8.5%) used to value the Generation Business;

(iv)                                             the range of implied present value of NRG’s Retail Business derived by J.P. Morgan in its analysis;

(v)                                                the basis on which J.P. Morgan selected the range of terminal adjusted EBITDA multiples (5.5x to 6.5x) used in its analysis of NRG’s Retail Business;

(vi)                                             the inputs and assumptions used by J.P. Morgan to derive the range of discount rates (8.75% to 10.25%) used to value the Retail Business;

(vii)                                          the range of implied present value of NRG’s Solar Business derived by J.P. Morgan in its analysis;

(viii)                                       the inputs and assumptions used by J.P. Morgan to derive the range of discount rates (8.5% to 9.5%) used to value the Solar Business;

(ix)                                               the net present value of NRG’s (a) estimated 2017 environmental capital expenditures, (b) certain recoveries of capital expenditures from co-ops after 2016 net of taxes, and (c) net operating loss carryforwards; and

(x)                                                  how stock-based compensation was treated in the analysis (i.e. cash or non-cash expense);

(c)                                         With respect to J.P. Morgan’s Other Factors:

(i)                                                    the Enterprise Value / LTM Adjusted EBITDA multiples for each of the comparable precedent transactions selected by J.P. Morgan in its analysis; and

(ii)                                                 the selected financial metrics and the specific contributions of value to the combined company reviewed by J.P. Morgan in its analysis;

(d)                                        With respect to Credit Suisse’s Selected Companies Analysis, the following multiples for each of the comparable companies selected by Credit Suisse in its analysis:

(i)                                                    Enterprise Value / CY2012E EBITDA;

(ii)                                                 Enterprise Value / CY2013E EBITDA; and

(iii)                                              Enterprise Value / CY2014E EBITDA;

(e)                                         With respect to Credit Suisse’s Selected Companies Analysis — NRG:

(i)                                                    the individual ranges of implied equity value per share from application of the multiples for years 2012, 2013 and 2014, derived by Credit Suisse in its analysis; and

(ii)                                                 how, if at all, Credit Suisse accounted for the value of the company’s NOLs in the analysis;

(f)                                           With respect to Credit Suisse’s Selected Companies Analysis — GenOn:

(i)                                                    the individual ranges of implied equity value per share from application of the multiples for years 2012, 2013 and 2014, derived by Credit Suisse in its analysis; and

(ii)                                                 how, if at all, Credit Suisse accounted for the value of the Company’s NOLs in the analysis;

(g)                                        With respect to Credit Suisse’s Selected Transactions Analysis:

(i)                                                    the Enterprise Value / LTM EBITDA multiples for each of the comparable precedent transactions selected by Credit Suisse in its analysis; and

(ii)                                                 how, if at all, Credit Suisse accounted for the value of the company’s NOLs in the analysis;

(h)                                        With respect to Credit Suisse’s Discounted Cash Flow Analysis — NRG:

(i)                                                    the definition of unlevered free cash flow used in the analysis;

(ii)                                                 how stock-based compensation was treated in the analysis (i.e. cash or non-cash expense);

(iii)                                              the individual implied present values of NRG’s (a) unlevered cash flows and terminal value, (b) net operating loss carryforwards and other tax benefits, and (c) levered cash distributions and potential tax benefits that the Company’s solar business was forecasted to generate during fiscal years ending December 31, 2013 through December 31, 2044;

(iv)                                             the inputs and assumptions used by Credit Suisse to derive the range of discount rates (7.0% to 8.5%) used in its analysis; and

(v)                                                the inputs and assumptions used by Credit Suisse to derive the range of discount rates (14.0% to 16.0%) used to value NRG’s solar business;

(i)                                            With respect to Credit Suisse’s Discounted Cash Flow Analysis — GenOn:

(i)                                                    the definition of unlevered free cash flow used in the analysis;

(ii)                                                 how stock-based compensation was treated in the analysis (i.e. cash or non-cash expense);

(iii)                                              the individual implied present values of GenOn’s (a) unlevered cash flows and terminal value, (b) environmental capital expenditures, (c) potential tax benefits (NOLs), and (d) its operating leases; and

(iv)                                             the inputs and assumptions used by Credit Suisse to derive the range of discount rates (8.5% to 9.5%) used in its analysis;

(j)                                            With respect to Morgan Stanley’s Selected Public Companies Analysis — NRG, how, if at all, Morgan Stanley accounted for the value of the company’s NOLs in the analysis;

(k)                                         With respect to Morgan Stanley’s Selected Public Companies Analysis — GenOn, how, if at all, Morgan Stanley accounted for the value of the company’s NOLs in the analysis;

(l)                                            With respect to Morgan Stanley’s Selected Precedent Transactions Analysis:

(i)                                                    the Aggregate Value / FY+1 Adjusted EBITDA multiple for each of the comparable precedent transactions selected by Morgan Stanley in its analysis;

(ii)                                                 the Aggregate Value / FY+2 Adjusted EBITDA multiple for each of the comparable precedent transactions selected by Morgan Stanley in its analysis;

(iii)                                              whether Morgan Stanley selected and applied multiples to GenOn’s calendar year 2014 estimated adjusted EBITDA in this analysis; and

(iv)                                             how, if at all, Morgan Stanley accounted for the value of the company’s NOLs in the analysis;

(m)                                      With respect to Morgan Stanley’s Discounted Cash Flow Analysis — NRG:

(i)                                                    the definition of unlevered free cash flow used in the analysis;

(ii)                                                 how stock-based compensation was treated in the analysis (i.e. cash or non-cash expense);

(iii)                                              the individual implied present values of NRG’s (a) unlevered free cash flows and terminal value of its generation and retail businesses, (b) net operating loss carryforwards and other tax benefits, and (c) levered cash distributions and tax benefits from its solar business;

(iv)                                             the inputs and assumptions used by Morgan Stanley to derive the range of discount rates (7.5% to 8.5%) used in its analysis; and

(v)                                                the inputs and assumptions used by Morgan Stanley to derive the discount rate (15%) used to value NRG’s solar business;

(n)                                        With respect to Morgan Stanley’s Discounted Cash Flow Analysis — Genon:

(i)                                                    the definition of unlevered free cash flow used in the analysis;

(ii)                                                 how stock-based compensation was treated in the analysis (i.e. cash or non-cash expense);

(iii)                                              the individual implied present values of GenOn’s (a) unlevered cash flows and terminal value, and (b) its net operating loss carryforwards and other tax benefits; and

(iv)                                             the inputs and assumptions used by Morgan Stanley to derive the range of discount rates (8.5% to 9.5%) used in its analysis;

(o)                                        With respect to Morgan Stanley’s Pro Forma Discounted Cash Flow Analysis, the discount rates and terminal adjusted EBITDA multiples used by Morgan Stanley its analysis of the combined company;

(p)                                        The financial projections provided by NRG management and relied upon by Credit Suisse and Morgan Stanley for purposes of their analyses, for fiscal years 2013-2016, for the following items:

(i)                                                    Revenue (Consolidated as well as Generation, Retail and Solar Businesses);

(ii)                                                 Adjusted EBITDA (Generation, Retail and Solar Businesses);

(iii)                                              EBIT (or D&A) (Generation, Retail and Solar Businesses);

(iv)                                             Taxes (or tax rate);

(v)                                                Stock-based compensation expense;

(vi)                                             Changes in net working capital (Generation, Retail and Solar Businesses);

(vii)                                          Capital expenditures (Generation, Retail and Solar Businesses);

(viii)                                       Unlevered free cash flow (Generation, Retail and Solar Businesses);

(ix)                                               Environmental capital expenditures;

(x)                                                  NOLs and other tax benefits; and

(xi)                                               Levered cash distributions and potential tax benefits from the Company’s solar business (through 2044);

(q)                                        The financial projections provided by NRG management to GenOn and relied upon by J.P. Morgan for purposes of its analyses, for fiscal years 2013-2016, for the following items:

(i)                                                    Revenue (Consolidated as well as Generation, Retail and Solar Businesses);

(ii)                                                 Adjusted EBITDA (Generation, Retail and Solar Businesses);

(iii)                                              EBIT (or D&A) (Generation, Retail and Solar Businesses);

(iv)                                             Taxes (or tax rate);

(v)                                                Stock-based compensation expense;

(vi)                                             Changes in net working capital (Generation, Retail and Solar Businesses);

(vii)                                          Capital expenditures (Generation, Retail and Solar Businesses);

(viii)                                       Unlevered free cash flow (Generation, Retail and Solar Businesses);

(ix)                                               Environmental capital expenditures;

(x)                                                  NOLs and other tax benefits; and

(xi)                                               Levered cash distributions and potential tax benefits from the Company’s solar business (through 2044);

(r)                                           The financial projections provided by GenOn management and relied upon by J.P. Morgan for purposes of its analyses, for fiscal years 2013-2016, for the following items:

(i)                                                    Revenue;

(ii)                                                 EBIT (or D&A);

(iii)                                              Stock-based compensation expense;

(iv)                                             Changes in net working capital;

(v)                                                Unlevered free cash flow;

(vi)                                             Environmental capital expenditures;

(vii)                                          NOLs and other tax benefits;

(viii)                                       Out-of-the-money gas transportation contracts; and

(ix)                                               Operating leases;

(s)                                         The financial projections provided by GenOn management, adjusted by NRG management, and relied upon by Credit Suisse and Morgan Stanley for purposes of its analyses, for fiscal years 2013-2016, for the following items:

(i)                                                    Revenue;

(ii)                                                 EBIT (or D&A);

(iii)                                              Stock-based compensation expense;

(iv)                                             Changes in net working capital;

(v)                                                Unlevered free cash flow;

(vi)                                             Environmental capital expenditures;

(vii)                                          NOLs and other tax benefits;

(viii)                                       Out-of-the-money gas transportation contracts; and

(ix)                                               Operating leases.

61.                                 There is no more material information to shareholders in a merger than the information underlying or supporting the purported “fair value” of their shares.  Shareholders are entitled to the information necessary to inform a decision as to the adequacy of the merger consideration, which includes the underlying data (including management’s projections) the investment bankers relied upon, the key assumptions that the financial advisors used in performing valuation analyses, and the range of values that resulted from those analyses. Here the analyses of the financial advisor incorporated certain critical assumptions that significantly affect the output (valuation) of the analyses. Without this material information, shareholders have no basis on which to judge the adequacy of NRG’s offer.

62.                                 Without full and fair disclosure of the material information set forth above, shareholders should not be asked to vote to approve the Proposed Acquisiion.

63.                                 In entering into the Merger Agreement, defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and/or have aided and abetted such breaches by the Board. As a result of defendants’ breaches, the offered consideration does not fairly value GenOn and its prospects. GenOn shareholders stand to be deprived of the true value of their shares.

64.                                 Unless enjoined by this Court, defendants will consummate the Proposed Acquisition, and plaintiffs and the other GenOn shareholders will forever lose their equity interest in the Company for an inadequate price, all to the irreparable harm of plaintiffs and the other shareholders of GenOn.

FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

65.                                 By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with the Company and its shareholders, and owe the Company and its shareholders a duty of highest good faith, fair dealing, loyalty, and full, candid and adequate disclosure.

66.                                 The claims are brought under Delaware state law, which requires every corporate director to act in good faith, in the best interests of the company and the company’s shareholders, and to act with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. Where the officers and/or directors undertake a transaction that will result in either

(i) a change in partnership control, (ii) a breakup of the corporation’s assets, or (iii) sale of the company, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the company’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.  To diligently comply with their fiduciary duties, the directors and/or officers may not take any action that:

(a)                                         adversely affects the value provided to the company’s shareholders;

(b)                                        contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)                                         discourages or inhibits alternative offers to purchase the company or its assets; or

(d)                                        will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the company’s shareholders.

67.                                 In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of GenOn, are obligated to refrain from:

(a)                                         participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)                                        participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation;

(c)                                         unjustly enriching themselves at the expense or to the detriment of the public shareholders; and/or

(d)                                        unjustly entrenching themselves as managers and/or officers of the Company by failing to give adequate consideration to legitimate bids for the Company.

68.                                 Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, knowingly or recklessly violated their fiduciary duties, including the duties of loyalty, good faith and independence owed to the Company. The Individual Defendants stood on both sides of the transaction, engaged in self-dealing, abused their control of GenOn, and obtained for themselves personal benefits, including personal financial benefits, to the detriment of the Company.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

69.                                 In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

70.                                 Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted in the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

Against the Individual Defendants

71.                                 Plaintiffs incorporate by reference and reallege each and every allegation contained above as though fully set forth herein.

72.                                 The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of GenOn and have acted to put their personal interests ahead of the interests of GenOn’s shareholders.

73.                                 By the acts, transactions, and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, have unfairly deprived plaintiffs and other members of the Class of the true value inherent in and arising from GenOn.

74.                                 The Individual Defendants have violated their fiduciary duties by failing to consider the effect of the transaction on GenOn’s shareholders.

75.                                 As demonstrated by the allegations above, the Individual Defendants have failed to exercise the care required, and have breached their duties of loyalty, candor good faith, and independence owed to the shareholders of GenOn because, among other reasons:

(a)                                  they failed to take steps to maximize the value of GenOn to its public shareholders;

(b)                                 they failed to properly value GenOn and its various assets and operations; and

(c)                                  they ignored or did not protect against the numerous conflicts of interest resulting from the Individual Defendants’ own interrelationships or connection with the Proposed Acquisition.

76.                                 By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, have unfairly deprived plaintiffs and other members of the Class of the true value of their investment in GenOn.

77.                                 The Individual Defendants have violated their fiduciary duties by entering into the Proposed Acquisition without regard to the fairness of the transaction to GenOn shareholders.

78.                                 As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of GenOn because, among other reasons, they failed to ensure a fair process and maximization of shareholder value.

79.                                 Because the Individual Defendants dominate and control the business and corporate affairs of GenOn, and have access to private corporate information concerning GenOn’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of GenOn which makes it inherently unfair for them to pursue and recommend the Proposed Acquisition from which they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

80.                                 By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiffs and the other members of the Class.

81.                                 The Individual Defendants have engaged in self-dealing, have not acted in good faith toward plaintiffs and the other members of the Class, and have breached their fiduciary duties to the members of the Class.

82.                                 As a result of the actions of defendants, plaintiffs and the other members of the Class have been damaged in that they will not receive their fair portion of the value of GenOn’s assets and operations.

83.                                 Plaintiffs and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiffs and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against GenOn, NRG and Plus Merger

84.                                 Plaintiffs incorporate by reference and reallege each and every allegation contained above as though fully set forth herein.

85.                                 The Individual Defendants owe to plaintiffs and the members of the Class certain fiduciary duties as fully set out herein.

86.                                 By committing the acts alleged herein, the Individual Defendants have breached their fiduciary duties owed to plaintiffs and the members of the Class.

87.                                 GenOn, NRG and Plus Merger colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiffs and the members of the Class.

88.                                 GenOn, NRG and Plus Merger participated in the breaches of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. GenOn, NRG and Plus Merger will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. NRG will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair consideration when the Proposed Acquisition closes.

89.                                 Plaintiffs and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiffs and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs demand relief, in plaintiffs’ favor and in favor of the Class and against defendants, as follows:

A.                                   Declaring that this action is properly maintainable as a class action;

B.                                     Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C.                                     Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D.                                    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of GenOn’s shareholders;

E.                                      Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

F.                                      Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.                                     Granting such other and further equitable relief as this Court may deem just and proper.

DATED: September 6, 2012	THE WARNER LAW FIRM
PAUL T. WARNER (State Bar No. 00791884)

s/Paul T. Warner
PAUL T. WARNER

11123 McCracken Circle, Suite A
Cypress, TX 77429
Telephone: 281/664-7777
281/664-7774 (fax)

Liaison Counsel

ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Interim Class Counsel for Plaintiffs

Filed 12 September 06 P3:24
Chris Daniel - District Clerk
Harris County
ED101J017064335
By: corey hale

Cause No. 2012-42090

(Consolidated)

CHRISTOPHER AKEL, JAMES P.	§	IN THE DISTRICT COURT OF
HOFFMAN, GREGORY P. GUALTIERI,	§
NEAL EDMOND LANG and CHARLES	§
PREDA, Individually and on Behalf of All	§	HARRIS COUNTY, TEXAS
Others Similarly Situated,	§
§
Plaintiffs,	§	189TH JUDICIAL DISTRICT
§
vs.	§
§
GENON ENERGY INC., NRG ENERGY	§
INC., PLUS MERGER CORP., EDWARD R.	§
MULLER, SPENCER ABRAHAM,	§
TERRY G. DALLAS, THOMAS H.	§
JOHNSON, STEVEN L. MILLER,	§
ELIZABETH A. MOLER, ROBERT C.	§
MURRAY, LAREE E. PEREZ, EVAN J.	§
SILVERSTEIN and WILLIAM L. THACKER,	§
§
Defendants.	§
§

NOTICE OF ORAL HEARING

Please take Notice that Plaintiffs’ Motion for Limited Expedited Discovery has been set for oral hearing on Friday, September 14, 2012 at 9:00 a.m.

DATED: September 6, 2012	THE WARNER LAW FIRM
PAUL T. WARNER (State Bar No. 00791884)

s/Paul T. Warner
PAUL T. WARNER

11123 McCracken Circle, Suite A
Cypress, TX 77429
Telephone: 281/664-7777
281/664-7774 (fax)

1

Liaison Counsel

ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Interim Class Counsel for Plaintiffs

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing instrument has been served in accordance to the Texas Rules of Civil Procedure, to all counsel of record, by e-mail delivery, on this 6th day of September, 2012.

s/Paul T. Warner
PAUL T. WARNER

2

Filed 12 September 06 P3:24
Chris Daniel - District Clerk
Harris County
ED101J017064335
By: corey hale

Cause No. 2012-42090

(Consolidated)

CHRISTOPHER AKEL, et al., Individually	§	IN THE DISTRICT COURT OF
and on Behalf of All Others Similarly Situated,	§
§
Plaintiffs,	§	HARRIS COUNTY, TEXAS
§
vs.	§
	§	189TH JUDICIAL DISTRICT
GENON ENERGY INC., et al.,	§
§
Defendants.	§
§

[PROPOSED] ORDER GRANTING PLAINTIFFS’ MOTION FOR LIMITED EXPEDITED DISCOVERY

AND NOW, having considered Plaintiffs’ Motion for Limited Expedited Discovery, IT IS HEREBY ORDERED:

1.                                       Within seven days of entry of the proposed expedited discovery order, Defendants shall produce the following documents from January 1, 2011 (except as otherwise noted) to the present:

(a)                                  The meeting minutes, with attachments and materials reviewed at the meetings, of GenOn Energy, Inc.’s (“GenOn” or the “Company”) Board of Directors (“Board”) and all committees thereof from March 1, 2009 to the present, insofar as the materials relate to the proposed acquisition of GenOn by certain affiliates of NRG Energy, Inc. (individually or collectively, “NRG”)

(the “Proposed Acquisition”) (or any other similar offer or acquisition proposal or bid), valuation of the Company’s assets, liquidation alternatives, employment agreements, stockholder agreements, voting agreements, shareholder rights plans, stock options, and/or strategic alternatives, including any handwritten notes taken at those meetings;

(b)                                 All materials given to or received from the Company’s financial advisor relating to the Proposed Acquisition and/or any other offer, merger or strategic alternative, including, but not limited to, projections of the Company’s future financial performance;

(c)                                  Monthly and quarterly executive and/or director packages or any other document prepared containing the Company’s historical and projected operations and financial performance;

(d)                                 Any employment agreements, severance packages, consulting agreements, and/or change-in-control agreements (and any amendments thereto since the Company’s last proxy statement) concerning defendants or the Company’s executive officers; and

(e)                                  All communications between defendants, J.P. Morgan Securities LLC (“J.P. Morgan”), NRG, Credit Suisse Securities (USA) LLC (“Credit Suisse”), Morgan Stanley & Co. LLC (“Morgan Stanley”) and/or any other entities expressing interest in acquiring GenOn and all communications to or from defendants concerning any potential acquisition of or business combination with NRG or any other entities, any voting agreements, consulting agreements, non-competition agreements, and/or any employment agreements.

2.                                       Defendants shall make the following persons available for deposition beginning three days after documents are produced:

(a)                                  Edward R. Muller, GenOn Chair and CEO, and a named defendant;

(b)                                 Steven L. Miller, GenOn’s Lead Director and a named defendant;

(c)                                  David Crane, NRG President and CEO;

(d)                                 The person at J.P. Morgan most knowledgeable about the Proposed Acquisition, including the sales process, negotiations with NRG, as well as with other prospective bidders, and the fairness opinion issued by J.P. Morgan;

(e)                                  The person at Credit Suisse most knowledge about the Proposed Acquisition, including the sales process, negotiations with GenOn, and the fairness opinion issued by Credit Suisse; and

(f)                                    The person at Morgan Stanley most knowledgeable about the Proposed Acquisition, including the sales process, negotiations with GenOn, and the fairness opinion issued by Morgan Stanley.

IT IS SO ORDERED.

DATED:	BY THE COURT

THE HONORABLE WILLIAM R. BURKE, JR. DISTRICT COURT JUDGE